Exhibit 99.1

FOR MORE INFORMATION:
Haris Tajyar
Investor and Media Contact
818-382-9702
htajyar@irintl.com
FOR IMMEDIATE RELEASE
JUNE 30, 2008
LJ INTERNATIONAL REPORTS FINANCIAL RESULTS FOR FISCAL 2007
HONG KONG, June 30, 2008 — LJ International Inc. (LJI) (NASDAQ: JADE), a leading jewelry manufacturer and retailer, today announced financial results for the fiscal year ended December 31, 2007.
Revenues for 2007 totaled $152.0 million, up 23% from $123.8 million in 2006. Most of the increase was due to a 127% increase in sales for the Company’s retail operations, to $34.3 million from $15.1 million. Wholesale revenues also increased, by 8%, to $117.7 million in 2007 from $108.7 million in 2006.
Net income for fiscal 2007 was $1.5 million, or $0.07 per diluted share, compared to $5.3 million, or $0.29 per diluted share, in 2006. The decrease was primarily due to costs associated with the opening of an additional 50 new ENZO retail stores during the year. These start-up and ongoing operating costs consisted primarily of rental expenses, advertising spending and increased staffing. The Company’s ENZO Division expanded its number of retail stores in China from 41 in 2006 to 91 in 2007.
CEO Notes Sustained Growth
“Today’s results are encouraging to us because they show that LJI was able to maintain its strong top-line growth and still remain profitable in a challenging global market for luxury consumer products,” said Yu Chuan Yih, Chairman and CEO of LJ International. “The past year also saw us maintain steady progress toward our goal of becoming a leading retailer as well as wholesale distributor of fine jewelry. With 100 ENZO retail stores open in China, Hong Kong and Macau, we will now be able to take advantage of China’s continued economic boom. Our retail operation also gives us welcome diversification at a time when our older, primarily North American-based wholesale business must contend with the effects of an economic slowdown.”
Sales Trend Leads to China
On a geographic basis, the Company’s revenues in 2007 continued the previous year’s trend of growing modestly in North America, falling in Japan and increasing sharply in China. Sales in Europe also grew strongly. China sales rose 83%, to $36.7 million in 2007 from $20.0 million in 2006. North American sales rose 5%, to $80.6 million from $76.9 million. Sales in Japan fell 10%, to $2.2 million from $2.5 million, while sales to Europe and other countries rose 33%, to $32.6 million from $24.5 million. Sales to North America, Japan, Europe and other countries outside China were predominantly wholesale.
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9702.
About LJ International
LJ International Inc. (LJI) (Nasdaq: JADE), based in Hong Kong, is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues and earnings. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world and in China, introduction of new products and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

LJ INTERNATIONAL INC
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Year ended	Year ended
	December 31,	December 31,
	2007	2006
	US$	US$
Operating revenue	152,037	123,791
Costs of goods sold	(112,508)	(88,867)

Gross profit	39,529	34,924

Operating expenses
Selling, general and administrative expenses	(30,399)	(23,114)
Net (loss) gain on derivatives	(4)	(29)
Depreciation	(3,095)	(2,039)

Operating income	6,031	9,742

Other income and expense
Interest income	273	282
Interest expenses	(3,103)	(3,258)

Income before income taxes, minority interests and extraordinary item	3,201	6,766
Income taxes expense	(1,711)	(1,403)

Income before minority interests and extraordinary item	1,490	5,363
Minority interests in consolidated subsidiaries	(1)	(38)

Income before extraordinary item	1,489	5,325
Extraordinary gain on negative goodwill	—	—

Net income	1,489	5,325

Weighted average number of shares used in calculating diluted earnings per share	22,289,102	18,303,277

Earnings per share:
Basic	0.07	0.31
Diluted	0.07	0.29

LJ INTERNATIONAL INC
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	As of December 31,
	2007	2006
	US$	US$
ASSETS
Current asset
Cash and cash equivalents	4,951	5,863

Restricted cash	4,161	5,489
Trade receivables, net of allowance for doubtful accounts	23,194	23,894
Derivatives	2,947	3,400
Available-for-sale securities	2,973	2,596
Inventories	82,012	68,751
Prepayments and other current assets	2,522	3,118

Total current assets	122,760	113,111
Properties held for lease, net	1,292	1,346
Property, plant and equipment, net	8,460	8,412
Due from related parties	—	21
Deferred tax assets	111	111
Goodwill, net	1,521	1,521

Total assets	134,144	124,522

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts	2,977	1,591
Notes payable	4,047	3,987
Capitalized lease obligation, current portion	92	94
Letters of credit, gold loan and others	21,536	33,423
Derivatives	4,444	6,034
Trade payables	18,700	9,213
Accrued payroll and staff benefits	2,686	2,043
Accrued expenses and other payables	3,434	5,509
Income taxes payable	1,719	735
Deferred taxation	339	348

Total current liabilities	59,974	62,977
Notes payable, non-current portion	1,154	1,378
Capitalized lease obligation, non-current portion	181	262

Total liabilities	61,309	64,617

Minority interest	167	166

Shareholders’ equity
Common stocks, par value US$0.01 each, Authorized - 100 million shares, Issued 21,437,172 shares as of December 31, 2007 and 18,977,371 shares as of December 31, 2006	214	190
Additional paid-in capital	51,495	40,456
Accumulated other comprehensive income (loss)	321	(56)
Retained earnings	20,638	19,149

Total shareholders’ equity	72,668	59,739

Total liabilities and shareholders’ equity	134,144	124,522

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